Mail Stop 6010

November 21, 2006

Mr. John Metcalf
Senior Vice President of Administration,
Chief Financial Officer and Corporate Secretary
Electro Scientific Industries, Inc.
13900 N.W. Science Park Drive
Portland, Oregon 97229

     RE: **Electro Scientific Industries, Inc.**
         Form 10-K for the year ended June 3, 2006
         File No. 0-12853

Dear Mr. Metcalf:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Martin F. James
       Senior Assistant Chief Accountant